INSURANCE BINDER	40160	FRANKCRYSTAL
& COMPANY
40 BROAD STREET · NEW YORK, NY 10004
(212) 344-2444 · (800) 221-5830
TELEX: 222792 · CABLE: CRYSTINSCOS
TELECOPIER: (212) 425-7017

Insured’s Brazos Capital Management, LP Mailing c/o John McStay Investment Counsel Address 5949 Sherry Lane, #1600 Dallas, TX 75225	Date Typed 11/13/03 By: alk/40160 A/E: PAB Insured’s No. Telephone Confirmation [ ]
Company Gulf Insurance Company or One State Street Plaza Agency New York, NY 10004	Date With Whom
New Order [ ] Endorsement [ ] Renewal [ X ] Rewrite [ ] Information Only [ ]	Inception or Effective Date 12/01/03
Name (if different from mailing address)	Expiration 12/01/04 Policy No. TBD Company Gulf Insurance Company
Location(s) (if different from mailing address	Prepaid [ X ] Installment [ ] Premium $3,185
Type of Coverage - RMIC Bond
Specifications - It is hereby understood and agreed the effective December 1, 2003 to December 1, 2004, coverage is bound as follows:

Limit of Liability                      Deductible                     Premium*

$1,250,000                       $0 as respects Fidelity                        $3,185
for the Fund; $5,000 all others

             Coverage is bound pursuant to the terms and conditions of expiring Bond No. GA2051735

Mortgagee [ ] Loss Payee [ ] Additional Insured [ ] Other [ ]
Enclosure [ ]
The undersigned company agrees, for its respective interests only and to the extent respectively indicated to effect insurance or changes as set forth. This agreement is binding for account of the Assured until acceptance of satisfactory policy and/or endorsement and/or term agreed to by Frank Crystal & Co., Inc.

Remarks [ ]	This Binder is issued for a period of 60 days and automatically will be extended for additional consecutive periods of 60 days until acceptance of the Policy, Bond, and/or Endorsement by the Assured.
For Frank Crystal & Co., Inc. Refer to: William J. Lambiase, Jr.	Name of Underwriter: (Print or Type) Evelyn Becker Signature Original Signature on File with Frank Crystal & Co., Inc.
Admitted [ X ] Non Admitted [ ]	For (Insurance Company) Gulf Insurance Company Date Signed

Brazos Resolutions

Fidelity Bond

VOTED: That the officers of the Trust be, and they hereby are, authorized to obtain a fidelity bond on behalf of the Trust from Gulf Insurance Company as discussed at this meeting; and it was

FURTHER VOTED:  That within 10 days of receipt of the new fidelity bond, the officers of the Trust shall file said bond with the Securities and Exchange Commission, together with such information as required by Rule 17g-1 under the Investment Company Act of 1940, as amended; and it was

FURTHER VOTED:  That the duly elected officers of the Trust be, and they hereby are, authorized and empowered to take whatever actions and execute whatever documentation they deem necessary or appropriate to effect the foregoing resolutions.